Exhibit 99.2

FOR IMMEDIATE RELEASE
Results for the quarter ended September 30, 2006 under Consolidated Indian GAAP
Wipro records 46% growth in Profits; Revenues grew 41%
Revenue in Global IT business was $ 589 million
Bangalore, October 18, 2006 –Wipro Limited today announced its results approved by the Board of Directors for the quarter ended September 30, 2006.
Highlights of the Results
•	Wipro Limited Profit After Tax grew by 46% year on year (YoY) to Rs. 7.0 billion (Rs. 700 Crores). Total Revenue increased by 41%YoY to Rs. 35.46 billion (Rs. 3,546 Crores)

•	Global IT Services & Products Revenue was at Rs. 27.2 billion (Rs. 2,720 Crores), a 44% increase YoY

•	Global IT Services & Products Profit before Interest and Tax (PBIT) was at Rs. 6.64 billion (Rs. 664 Crores) and grew by 44%YoY; Operating Margin was at 24.4%, similar to the same period last year

•	Global IT Services & Products added 54 new clients in the quarter

•	Wipro’s India, Middle East & Asia Pac business recorded 57% growth in PBIT YoY. Revenue grew 36% YoY
Outlook for the Quarter ending December 31, 2006
Azim Premji, Chairman of Wipro, commenting on the results said “We believe that the focus we have on strategy and execution has continued to deliver robust results for the company. Our IT Services & Products business witnessed strong volume growth and operational improvements during our quarter ended September 30, 2006. Our differentiated Services — Technology Infrastructure Services, Testing Services and Enterprise Application Services – have grown double digits sequentially. In addition, our Financial Solutions and Technology, Media, Transportation & Services (TMTS) Vertical demonstrated excellent traction and delivered superior performance. Our Global IT Services & Products business added 54 new clients during our quarter ended September 2006, 11 of which were Global 500 or Fortune 1000 clients. Further, our BPO Services business also posted a strong Revenue growth and Operating Margin improvement, reinforcing our confidence that it is moving in the right direction of delivering industry-leading growth rates. Looking ahead, for the quarter ending December 2006, we expect Revenue from our Global IT Services & Products business to be approximately $ 633 million.”
Suresh Senapaty, Chief Financial Officer of Wipro, said “During our quarter ended September 30, 2006, our Global IT Services & Products Revenue was at $ 589 million, ahead of our guidance of $ 577 million for the quarter. On our margin front, operational improvements and superior BPO Services profitability helped us in significantly offsetting the pressure on profitability arising out of wage increases and non-cash charge of Restricted Stock Units issued during the quarter.”
Wipro Limited
Total Revenue for the Quarter ended September 30, 2006, was Rs. 35.46 billion, representing a 41% increase YoY. Profit after Tax for the quarter was Rs. 7.0 billion, an increase of 46% YoY.
Global IT Services and Products
Global IT Services & Products reported Revenue of Rs. 27.2 billion for the Quarter ended September 30, 2006, representing an increase of 44% YoY and PBIT of Rs. 6.64 billion, an increase of 44% YoY. Operating Margin for the quarter was 24.4%,similar to the corresponding quarter last year. Our Technology Business contributed 33.0% of the Revenue of Global IT Services. Enterprise Business contributed 58.6% of Revenue with the balance 8.4% being contributed by Business Process Outsourcing (BPO)Services.
We had 61,179 employees as of September 30, 2006, which includes 45,824 employees in our IT Services & Products business and 15,355 employees in our BPO Services business. The net addition of 5,328 employees in our IT Services business included 605 employees from our completed acquisitions during the quarter.
Our Global IT Services and Products business added 54 new clients during the quarter, of which 11 were Global 500 or Fortune 1000 companies, comprised of 53 new clients in our IT Services and Products business (18 new Technology clients and 35 new Enterprise clients) and 1 new client in our BPO Services business.
Our TMTS Vertical showed significant traction in Europe during our quarter ended September 30, 2006, which included a contract signed with a leading UK-based Media & Broadcasting firm for custom application work and a multi-million dollar deal with a leading Airline to provide a broad range of services covering infrastructure support, enterprise applications support and custom applications development.
We continue to lead the market in our Technology Infrastructure services (TIS) & Testing Service-lines. Both these Service-lines grew 70%+ YoY. Our Enterprise Applications Services business grew 34% YoY. We won several contracts across all these service lines. Notable wins being – in TIS, a win from a large Telecom Service Provider for comprehensive network operations & support, in Testing, a large end to end testing engagement of a suite of Applications for a leading Oil & Gas Major and in our Enterprise Applications Services business, a large contract for a global SAP implementation & roll out from a global Oil major.
We recently launched Global Total Outsourcing Services (TOS), which combines both Technology Infrastructure and Application Management and provisioning, on the back of our domestic success. TOS value proposition has helped us win two large deals — one in US from a leading Retailer & another in Europe from a large Utility company.
Our Wipro BPO Services business segment also experienced strong growth during our quarter ended September 30, 2006, with significant wins in Telecommunications, Back-office Services and Banking.
The results of our previously disclosed acquisition of Quantech Global Services, a leading provider of Computer Aided Design and Engineering Services, were consolidated into our financial statement operating results effective as of July 1, 2006.
Wipro was declared as the winner of the IT Outsourcing Service Provider of the year award instituted by the National Outsourcing Association. Wipro has been ranked sixth in the American Society for Training & Development’s 2006 BEST Awards Program. Wipro is among 39 organizations from India, South Africa, and the United States to receive the ASTD BEST Award and the only Indian IT organization to win the award three years in a row.
Global IT Services and Products accounted for 77% of the total Revenue and 89% of the PBIT for the quarter ended September 30, 2006.
Wipro Infotech – Our India, Middle East & Asia Pacific IT Services & Products business
For the quarter ended September 30, 2006, Wipro Infotech recorded Revenues of Rs.5.4 billion, a growth of 36% YoY and Profit before Interest and Tax of Rs. 468 million, a growth of 57% YoY. Services business contributed 38 % to total Revenue during the quarter and grew by 46 % YoY. Products business grew by 31% YoY. Middle East and Asia Pacific business grew by 59% YoY.
Wipro Infotech won two long term Total outsourcing contracts in India totaling $100 million covering application & infrastructure provisioning & management.

We won 65 contracts across Consulting, Solutions and Infrastructure Management in this quarter across India, APAC and Middle East. The marquee wins included My SAP suite implementation for a business unit of Aditya Birla Group, Oracle E-Business Suite implementation including Real Estate Management for United Development Company, Qatar, a comprehensive consulting assignment for Indian Railways for efficient traffic management of freight and passenger movement, Call center Integration and management services for Adventity, Stracon Systems and a bank in the Middle East.
Wipro Infotech continued to build on the positioning of being the largest System Integrator for Technology players in India and received the Majestic Partner Award from Sun Microsystems. We also received the Largest Partner and Regional Excellence award from Riverbed Technology and Check Point Software Technologies respectively.
Wipro Infotech accounted for 15% of the Revenue and 6% of the PBIT for the quarter ended September 30, 2006.
Wipro Consumer Care and Lighting
For the quarter ended September 30, 2006, Wipro Consumer Care and Lighting recorded Revenues of Rs. 2.03 billion, a growth of 41% YoY and Profit before Interest and Tax of Rs. 246 million, a growth of 26% YoY. It accounted for 6% of the Revenue and 3% of the PBIT for the quarter ended September 30, 2006.
Wipro Limited
For the quarter ended September 30, 2006, the Return on Capital Employed in Global IT Services and Products was 68%, Wipro Infotech was 67% and Consumer Care and Lighting was 42%. At the Company level, the Return on Capital Employed was 37%, lower due to inclusion of cash and cash equivalents of Rs. 33.83 billion in Capital Employed (40% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the Quarter ended September 30, 2006, was Rs. 6.96 billion, an increase of 48% YoY. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, different accounting standards for treatment of amortization of stock options, deferred taxes and amortization of intangible assets.
Global IT Services & Products segments Revenue was Rs. 27.17 billion for the quarter ended September 30, 2006, under US GAAP. The difference of Rs. 32 million is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.
Quarterly Conference call
Wipro will hold conference calls today at 11:45 am Indian Standard Time (2:15 am US Eastern Time) and at 6:45 pm Indian Standard Time (9:15 am US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID: rajesh.ramaiah@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Bombay Stock Exchange, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wipro.co.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

R Rajesh Ramaiah	Radha Radhakrishnan
Corporate Treasurer	SeniorManager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350

rajesh.ramaiah@wipro.com	radha.rk@wipro.com
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings and Revenue, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER & SIX MONTHS ENDED SEPTEMBER 30, 2006
Rs. in Million

	Quarter ended September 30			Six months ended September 30			Year ended
Particulars	2006	2005	Growth %	2006	2005	Growth %	March 31, 2006
Revenues
IT Services	23,538	17,131	37%	45,380	32,626	39%	72,531
Acquisitions	1,368	—	—	1,933	—	—	502
BPO Services	2,299	1,817	27%	4,397	3,640	21%	7,627
Global IT Services and Products	27,205	18,948	44%	51,710	36,266	43%	80,660
India & AsiaPac IT Services and Products	5,426	3,980	36%	9,990	7,362	36%	17,048
Consumer Care and Lighting	2,025	1,437	41%	3,793	2,801	35%	6,008
Others	1,098	841	31%	1,902	1,548	23%	3,323
Eliminations	(292)	(138)		(508)	(290)		(781)
TOTAL	35,462	25,068	41%	66,887	47,687	40%	106,258
Profit before Interest and Tax — PBIT
IT Services	6,099	4,396	39%	11,789	8,398	40%	18,751
Acquisitions	14	—		(82)	—		45
BPO Services	526	228	131%	952	384	148%	1,058
Global IT Services and Products	6,639	4,624	44%	12,659	8,782	44%	19,854
India & AsiaPac IT Services and Products	468	299	57%	821	517	59%	1,459
Consumer Care and Lighting	246	195	26%	477	382	25%	805
Others	95	123	-23%	164	199	-18%	388
TOTAL	7,448	5,241	42%	14,121	9,880	43%	22,506
Interest & Dividend — Net	512	287	78%	1,019	501	103%	1,272
Profit Before Tax	7,960	5,528	44%	15,140	10,381	46%	23,778
Income Tax expense including Fringe Benefit Tax	(1,050)	(831)	26%	(2,091)	(1,459)	43%	(3,391)
Profit before Share in earnings / (losses) of Affiliates and minority interest	6,910	4,697	47%	13,049	8,922	46%	20,387
Share in earnings of affiliates	92	83		157	139		288
Minority interest	—	—		—	(1)		(1)
PROFIT AFTER TAX	7,002	4,780	46%	13,206	9,060	46%	20,674
Operating Margin
IT Services	26%	26%		26%	26%		26%
Acquisitions	1%	—		-4%	—		9%
BPO Services	23%	13%		22%	11%		14%
Global IT Services and Products	24%	24%		24%	24%		25%
India & AsiaPac IT Services and Products	9%	8%		8%	7%		9%
Consumer Care and Lighting	12%	14%		13%	14%		13%
TOTAL	21%	21%		21%	21%		21%
CAPITAL EMPLOYED
IT Services	27,552	26,147		27,552	26,147		27,952
Acquisitions	8,689	—		8,689	—		2,692
BPO Services	1,991	5,313		1,991	5,313		6,357
Global IT Services and Products	38,232	31,460		38,232	31,460		37,001
India & AsiaPac IT Services and Products	2,372	1,883		2,372	1,883		2,401
Consumer Care and Lighting	2,488	1,021		2,488	1,021		1,210
Others	40,663	31,148		40,663	31,148		26,272
TOTAL	83,755	65,512		83,755	65,512		66,884
CAPITAL EMPLOYED COMPOSITION
IT Services	33%	40%		33%	40%		42%
Acquisitions	10%	—		10%	—		4%
BPO Services	2%	8%		2%	8%		10%
Global IT Services and Products	45%	48%		45%	48%		55%
India & AsiaPac IT Services and Products	3%	3%		3%	3%		4%
Consumer Care and Lighting	3%	2%		3%	2%		2%
Others	49%	47%		49%	47%		39%
TOTAL	100%	100%		100%	100%		100%
RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	92%	65%		85%	64%		76%
Acquisitions	1%	—		-3%	—		3%
BPO Services	47%	33%		46%	17%		14%
Global IT Services and Products	68%	62%		67%	57%		59%
India & AsiaPac IT Services and Products	67%	63%		69%	64%		77%
Consumer Care and Lighting	42%	90%		52%	79%		76%
TOTAL	37%	34%		37%	33%		37%

Notes to Segment Report
1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

2.	Segment revenue includes exchange differences which are reported in other income in the financial statements.

3.	PBIT for the quarter and six months ended September 30, 2006 is after considering restricted stock unit amortisation of Rs. 448 Million (2005: Rs. 150 Million) and Rs. 596 Million (2005: Rs. 323 Million) respectively. PBIT of Global IT Services and Products for the quarter and six months ended September 30, 2006 is after considering restricted stock unit amortisation of Rs. 392 Million (2005: Rs. 133 Million) and Rs. 522 Million (2005: Rs. 278 Million) respectively.

4.	Capital employed of segments is net of current liabilities as follows –
(Rs. in Million)

	As of September 30,		As of March 31,
Name of the Segment	2006	2005	2006
Global IT Services and Products	17,747	11,766	13,510
India & AsiaPac IT Services and Products	5,619	4,056	5,314
Consumer Care and Lighting	1,327	1,146	1,080
Others	839	833	8,866
	25,532	17,801	28,770
5.	Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 33,826 Million (2005: Rs. 26,689 Million & 2006: Rs. 28,912 Million).

6.	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:
(Rs. in Million)

	Quarter ended September 30,				Six months ended September 30,
Geography	2006	%	2005	%	2006	%	2005	%

India	7,131	20%	5,272	21%	13,072	20%	9,899	21%
USA	18,063	51%	12,649	51%	34,453	52%	24,094	51%
Europe	8,181	23%	5,611	22%	15,697	23%	10,713	22%
Rest of the World	2,087	6%	1,536	6%	3,665	5%	2,981	6%

Total	35,462	100%	25,068	100%	66,887	100%	47,687	100%

7.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

8.	Until June 30, 2005, the Company reported IT services and BPO services as an integrated business segment — Global IT Services and Products. Effective July 2005, the company reorganized the management structure of Global IT Services and Products Segment, the segment reporting format has been changed accordingly. Revenues, operating profits and capital employed of Global IT Services business are now segregated into IT Services and BPO services.

9.	Effective December 1, 2005, Wipro Inc. acquired 100% equity of mPower Software Services Inc. and its subsidiaries for an aggregate cash consideration of Rs. 1,275 Million. This acquisition resulted in goodwill arising on consolidation of Rs. 1,089 Million.

In the terms of the scheme of amalgamation filed with and endorsed by the State of Delaware, USA, mPower Software Services Inc amalgamated with Wipro Inc with effect from April 2006. Wipro Inc has accounted for the amalgamation as an amalgamation in the nature of purchase in accordance with AS 14 – Accounting for amalgamation.

Following are the salient features of the scheme:
a)	200 equity shares of USD 0.01 each held by Wipro Inc in mPower Software Services Inc. were cancelled and extinguished, from the effective date of the scheme.

b)	All the assets and liabilities of mPower Software Services Inc are recorded in the books of the Wipro Inc at their fair value amounts determined by management as on the effective date of the amalgamation.
The amalgamation did not have a material impact on the consolidated financial statements.

10.	In December 2005, the Company acquired 100% equity of BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (New Logic) for an aggregate consideration of Rs. 1,157 Million and earn-out of Euro 26 Million to be determined and paid in future on financial targets being achieved over a 3 year period. This acquisition resulted in goodwill arising on consolidation, amounting to Rs. 849 Million.

The consideration paid was subject to certain working capital adjustments. In the period ended September 30, 2006, the Company has completed the working capital adjustments and paid an additional consideration of Rs. 69 Million, which has resulted in additional goodwill.

11.	Effective April 1, 2006, the Company acquired 100% equity of cMango Inc and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration includes cash payment of Rs. 884 Million and an earn-out of USD 12 Million to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.

Through this acquisition, the Company will expand its operations in Business Management Services sector. This acquisition also enables the Company to access over 20 customers in the Business Management Services sector.

The purchase consideration has been allocated based on book value of assets / liabilities and goodwill of Rs. 907 Million has been recorded.

12.	Effective June 1, 2006, the Company acquired 100% equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration includes cash payment of Rs. 2,442 Million and an earn-out of Euro 11 Million to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn -out will be recorded as additional purchase price when the contingency is resolved.

As a part of this acquisition, the Company aims to provide a wide range of services including Oracle retail implementation, digital supply chain, business optimisation and integration. Through this acquisition, the Company is able to expand domain expertise both in retail and technology sector and enables presence in five different geographical locations.

The purchase consideration has been allocated based on book value of assets / liabilities and goodwill of Rs. 2,053 Million has been recorded.

13.	On June 29, 2006, the Company acquired 100% equity of Saraware O y (Saraware). Saraware provides design and engineering services to telecom companies. The consideration includes cash payment of Rs. 947 Million and an earn-out of Euro 7 Million to be determined based on financial targets being achieved over a period of 18 months. In addition, the purchase price payable to the sellers includes an amount payable equivalent to the amount collected against certain specific reward / incentives estimated to be receivable as on the acquisition date. The earn-out and additional payments will be recorded as additional purchase price when the contingency is resolved.

Through this acquisition the Company would be able to expand it’s presence in the engineering services sector in Finland and the Nordic region.

The purchase consideration has been allocated based on book value of assets / liabilities and goodwill of Rs. 760 Million has been recorded.

14.	In May 2006, the Company acquired the trademark / brand “North-West”, plant and machinery, moulds and dies and technical know-how relating to plant and machinery from North-West Switchgear Limited for an aggregate cash consideration of Rs 1,053 Million and an earn-out of Rs. 200 Million to be determined and paid in future based on specific financial metrics being achieved during a four year period. The Company has also entered into a non-compete agreement with the sellers of “North-West” brand for a cash consideration of Rs. 30 Million.

Based on the performance of various other established brands in the market of similar products, and based on future economic benefits using reasonable and supportable assumptions that represent best estimate of the set of economic conditions that will exist over the useful life of the asset, the Company estimates that the useful life of the brand is 20 years. The brand is amortised on a straight line basis. Intangibles economic life includes period for which renewal of legal rights is virtually certain. Payment for non-compete is amortised over the period of the non-compete agreement.

15.	In July 2006, the Company acquired 100% equity of Quantech Global Services LLC and Quantech Global Services Ltd (Quantech). Quantech provides Computer Aided Design and Engineering services. The consideration includes upfront cash payment of Rs.142 Million, a deferred cash payment of USD 3 Million and an earn-out to be determined and paid in the future based on financial targets being achieved over a period of 36 months.

Through this acquisition, the Company aims to strengthen its positions in mechanical engineering design and analysis service sector.

The purchase consideration has been allocated based on book value of assets / liabilities and goodwill of Rs. 512 Million has been recorded.

16.	As at September 30, 2006, revenues, operating profits and capital employed (including goodwill) of mPower, New Logic, cMango, Enabler, Saraware & Quantech are reported separately under ‘Acquisitions’.

17.	As of September 30, 2006, forward contracts and options (including zero cost collars) to the extent of USD 160 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium/discount on the forward contracts for the period upto the balance sheet date is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.

Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price.

The exchange differences on the forward contracts and gain / loss on options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. The premium / discount at inception of forward contracts is amortised over the life of the contract.

In respect of option/forward contracts which are not designated as hedge of highly probably forecasted transactions, realized/unrealized gain or loss are recognised in the profit and loss account of the respective periods.

As at September 30, 2006, the Company had forward / option contracts to sell USD 201 Million, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts is a loss of Rs. 27 Million. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

18.	The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The Company has been advised by external counsel that the straight line amortization over the total vesting period complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended.

However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before tax and profit after tax for the quarter ended September 30, 2006 would have been lower by Rs. 18 Million & Rs. 15 Million respectively and the profit before tax and profit after tax for the six months ended September 30, 2006 would have been lower by Rs. 45 Million & Rs. 39 Million respectively.

Similarly, the profits before tax and profit after tax for the quarter ended September 30, 2005 would have been lower by Rs. 206 Million & Rs. 191 Million respectively and the profit before tax and profit after tax for the six months ended September 30, 2005 would have been lower by Rs. 419 Million & Rs. 388 Million respectively. Profit before tax and profit after tax for the year ended March 31, 2006 would have been lower by Rs. 490 million and Rs. 449 million respectively.

This would effectively increase the profit before and after tax in later years by similar amounts.

In July 2005, the Company established Wipro Restricted Stock Unit Plan (WRSUP 2005). The Company is authorized to issue up to 12,000,000 Restricted Stock Units (RSUs) under the plan to eligible employees.

In July 2006, the Company granted 2,482,560 RSUs under WRSUP 2004 and 918,130 options under WARSUP 2004. The Company also granted 3,556,466 options under WRSUP 2005.

For the quarter ended September 30, 2006 the company recorded stock compensation expense of Rs. 448 Million in respect of these grants.
19.	a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

	b)	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

	c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.